UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Pacira Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

695127 100

(CUSIP Number)

Fred A. Middleton Middleton, McNeil, Mills & Associates VI, LLC 400 South El Camino Real Suite 1200 San Mateo, California 94402 (510) 653-7425

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 16 pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 695127 100	13D	Page 2 of 16 Pages

1	NAMES OF REPORTING PERSONS Sanderling Venture Partners VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,382,562
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,382,562
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,382,562 (Please see Attachment A)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0% (Please see Attachment A)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 695127 100	13D	Page 3 of 16 Pages

1	NAMES OF REPORTING PERSONS Sanderling Ventures Management VI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 98,596
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 98,596
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,596 (Please see Attachment A)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (Please see Attachment A)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 695127 100	13D	Page 4 of 16 Pages

1	NAMES OF REPORTING PERSONS Sanderling VI Beteiligungs GmbH & Co. KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 47,754
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 47,754
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,754 (Please see Attachment A)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (Please see Attachment A)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 695127 100	13D	Page 5 of 16 Pages

1	NAMES OF REPORTING PERSONS Sanderling VI Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 56,896
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 56,896
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,896 (Please see Attachment A)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (Please see Attachment A)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 695127 100	13D	Page 6 of 16 Pages

1	NAMES OF REPORTING PERSONS Sanderling Venture Partners VI Co-Investment Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,336,113
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,336,113
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,336,113 (Please see Attachment A)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7% (Please see Attachment A)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 695127 100	13D	Page 7 of 16 Pages

1	NAMES OF REPORTING PERSONS Middleton, McNeil, Mills & Associates, VI, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,823,325
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,823,325
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,823,325
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 695127 100	13D	Page 8 of 16 Pages

ITEM 1.	Security and Issuer.

This statement on Schedule 13D relates to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership interest in the Common Stock, par value $0.001 per share (the “Common Stock”), of Pacira Pharmaceuticals, Inc., a Delaware Corporation (the “Issuer”). The address of the principal executive office of the Issuer is 5 Sylvan Way, Suite 125, Parsippany, New Jersey 07054. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	Identity and Background.

(a) This statement is filed by:

(i) Sanderling Venture Partners VI, L.P. (“Sanderling VI”), with respect to the shares of Common Stock directly and beneficially owned by it;

(ii) Sanderling Ventures Management VI (“VI Management”), with respect to the shares of Common Stock directly and beneficially owned by it;

(iii) Sanderling VI Beteiligungs GmbH & Co. KG (“VI GmbH”), with respect to the shares of Common Stock directly and beneficially owned by it;

(iv) Sanderling VI Limited Partnership (“VI LP”), with respect to the shares of Common Stock directly and beneficially owned by it;

(v) Sanderling Venture Partners VI Co-Investment Fund, L.P. (“VI Co-Investment”), with respect to the shares of Common Stock directly and beneficially owned by it; and

(vi) Middleton, McNeil, Mills & Associates, VI, LLC (“VI MMMA”), with respect to Shares beneficially owned by it.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Pursuant to the provisions of General Instruction C to Schedule 13D, information in Items 2 through 6 of this Schedule 13D is also provided with respect to Fred A. Middleton, with respect to the shares of Common Stock directly and beneficially owned by him.

Fred A. Middleton is referred to as a “General Partner.”

(b) The business address of each of the Reporting Persons and the General Partner is 400 South El Camino Real, Suite 1200, San Mateo, California 94402.

(c) The principal business of each of the Reporting Persons and the General Partner is the venture capital investment business. Mr. Middleton serves as a member of the Issuer’s Board of Directors.

(d) No Reporting Person or General Partner has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person or General Partner has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) VI Co-Investment, VI Management and Sanderling VI are organized in California. VI GmbH is organized in Germany. VI LP is organized in the Cayman Islands. Mr. Middleton is a citizen of the United States of America.

Additional information concerning the General Partner is listed on Attachment A hereto and is incorporated by reference herein.

CUSIP No. 695127 100	13D	Page 9 of 16 Pages

ITEM 3.	Source and Amount of Funds or Other Consideration.

In March 2007, in connection with the formation of the Issuer, the Issuer issued 185,960 shares of Common Stock at a price per share of $0.11 to entities affiliated with the Reporting Persons, for an aggregate purchase price of approximately $20,456. The shares were purchased by the Reporting Persons with working capital.

In March 2007, February 2008, July 2008 and October 2008, the Issuer issued a total of 1,487,680 shares of Series A convertible preferred stock at a price per share of $13.44 to entities affiliated with the Reporting Persons, for an aggregate purchase price of approximately $20.0 million. The preferred shares were purchased by the Reporting Persons with working capital.

In January 2009, the Issuer sold $10.63 million in aggregate principal amount of convertible promissory notes, or the 2009 Convertible Notes, in a private placement to certain of its existing investors, including the Reporting Persons. The 2009 Convertible Notes had an annual interest rate of 5%. In connection with the issuance of the 2009 Convertible Notes, the Issuer issued warrants to purchase an aggregate of 158,061 shares of its Common Stock with an exercise price of $2.69 per share and an expiration date of January 21, 2014. The Reporting Persons purchased an aggregate principal amount of $2,500,000 of the 2009 Convertible Notes and warrants to purchase 37,190 shares of the Issuer’s Common Stock. The 2009 Convertible Notes were purchased by the Reporting Persons with working capital.

In August, September and October 2009, the Issuer issued secured promissory notes, or the 2009 Secured Notes, to among other investors, entities affiliated with the Reporting Persons. The aggregate principal amount of the 2009 Secured Notes issued to the entities affiliated with the Reporting Persons was approximately $2,500,000 and the 2009 Secured Notes had an annual interest rate of 12%. The 2009 Secured Notes were purchased by the Reporting Persons with working capital.

In March, June and September 2010, the Issuer issued secured promissory notes, or the 2010 Secured Notes, to among other investors, entities affiliated with the Reporting Persons. The aggregate principal amount of the notes issued was approximately $4,687,500 and the notes had an annual interest rate of 5%. The 2009 Secured Notes were purchased by the Reporting Persons with working capital.

In December 2010, the Issuer sold $7.5 million in aggregate principal amount of convertible promissory notes, or the December 2010 Convertible Notes, in a private placement to certain of its existing investors, including the Reporting Persons. In connection with the issuance of the December 2010 Convertible Notes, the Issuer issued warrants to purchase an aggregate of 167,361 shares of its Common Stock with an exercise price of $13.44 per share and an expiration date of December 29, 2017. The Reporting Persons purchased an aggregate principal amount of $1,875,00 of the December 2010 Convertible Notes and warrants to purchase 41,840 shares of the Issuer’s Common Stock. The December 2010 Convertible Notes were purchased by the Reporting Persons with working capital.

A one-for-10.755 reverse stock split was effected on January 12, 2011. All of the share amounts in this Report reflect such reverse stock split. Upon completion of the Issuer’s initial public offering (the “IPO”) the Reporting Persons’ shares of the Issuer’s preferred stock were converted to Common Stock on a one-for-one basis. Pursuant to an agreement entered into in October 2010 between us and the holders of the 2009 Convertible Notes, the 2009 Secured Notes and the 2010 Secured Notes, such notes were converted into shares of Common Stock at a conversion price of $13.44 upon the completion of the IPO. Upon completion of the IPO, the December 2010 Convertible Notes were converted into shares of Common Stock at a conversion price of $7.00, the per share price of the shares of Common Stock sold in the IPO. After the conversion of the 2009 Convertible Notes, the 2009 Secured Notes, the 2010 Secured Notes and the December 2010 Convertible Notes into Common Stock, and the Issuer’s preferred stock into Common Stock, the Reporting Persons beneficially owned 2,733,094 shares of Common Stock.

CUSIP No. 695127 100	13D	Page 10 of 16 Pages

In conjunction with the Issuer’s IPO, entities affiliated with the reporting persons purchased an aggregate of 267,857 shares of Common Stock, resulting in an increase in beneficial ownership by the Reporting Persons by that amount. The purchase was made at the initial public offering price of $7.00 per share, for an aggregate purchase price of approximately $1,875,000. The source of funds used to purchase the shares of Common Stock was working capital.

ITEM 4.	Purpose of Transaction.

The shares of Common Stock reported herein were acquired solely for investment purposes. None of the Reporting Persons have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. The Reporting Persons reserve the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of their business, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors. The Reporting Persons may engage in discussions from time to time with other stockholders of the Issuer regarding the acquisition by the Reporting Persons of others of shares of the Issuer’s Common Stock held by such stockholders.

The Reporting Persons may seek information from management and the Issuer’s Board of Directors, and may engage in further discussions with management, the Issuer’s Board of Directors, other stockholders of the Issuer and other relevant parties, concerning the business, operations, governance, management, strategy, capitalization and/or future plans of the Issuer, or in proposing one or more of the other actions described in subparagraphs (a) through (j) of this Item 4. In addition, the Reporting Persons may exercise their rights under the Investor Rights Agreement, as defined below.

Other than as described above and as set forth in the Investor Rights Agreement, as defined below, the Reporting Persons do not have any plans or proposals which would result in any of the following:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present Issuer’s board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) Any action similar to any of those enumerated above.

CUSIP No. 695127 100	13D	Page 11 of 16 Pages

ITEM 5.	Interest in Securities of the Issuer.

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 17,232,876 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as reported in the prospectus filed with the Securities and Exchange Commission on February 3, 2011 in connection with the Issuer’s IPO, and giving effect to the IPO.

A.	Sanderling Venture Partners VI, L.P.

(a) As of the closing of business on February 17, 2011, Sanderling VI beneficially owned 1,382,562 shares of Common Stock, representing approximately 8.0% of the outstanding shares of Common Stock. Of the shares of Common Stock beneficially owned, Sanderling VI has the right to acquire 38,193 shares of Common Stock within 60 days of February 17, 2011 upon the exercise of warrants.

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 1,382,562

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,382,562

Please see Attachment A for additional information.

(c) The information set forth in Item 3 is hereby incorporated by reference. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D. The response set forth in this paragraph (c) is hereby deemed incorporated by reference into paragraph (c) of Item 5 for each Reporting Person and General Partner in B. through E. below.

B.	Sanderling Ventures Management VI

(a) As of the closing of business on February 17, 2011, VI Management beneficially owned 98,596 shares of Common Stock, representing less than 0.1% of the outstanding shares of Common Stock.

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 98,596

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 98,596

Please see Attachment A for additional information.

C.	Sanderling VI Beteiligungs GmbH & Co. KG

(a) As of the closing of business on February 17, 2011, VI GmbH beneficially owned 47,754 shares of Common Stock, representing less than 0.1% of the outstanding shares of Common Stock. Of the shares of Common Stock beneficially owned, VI Management has the right to acquire 1,337 shares of Common Stock within 60 days of February 17, 2011 upon the exercise of warrants.

CUSIP No. 695127 100	13D	Page 12 of 16 Pages

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 47,754

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 47,754

Please see Attachment A for additional information.

D.	Sanderling VI Limited Partnership

(a) As of the closing of business on February 17, 2011, VI LP beneficially owned 56,896 Shares, representing less than 0.1% of the outstanding shares of Common Stock. Of the shares of Common Stock beneficially owned, VI Management has the right to acquire 1,592 shares of Common Stock within 60 days of February 17, 2011 upon the exercise of warrants.

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 56,896

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 56,896

Please see Attachment A for additional information.

E.	Sanderling Venture Partners VI Co-Investment Fund, L.P.

(a) As of the closing of business on February 17, 2011, VI Co-Investment beneficially owned 1,336,113 Shares, representing approximately 7.7% of the outstanding Shares. Of the shares of Common Stock beneficially owned, VI Management has the right to acquire 37,908 shares of Common Stock within 60 days of February 17, 2011 upon the exercise of warrants.

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 1,336,113

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,336,113

Please see Attachment A for additional information.

F.	Middleton, McNeil, Mills & Associates, VI, LLC

(a) As of the closing of business on February 17, 2011, VI MMMA beneficially owned 2,823,325 Shares, representing approximately 16.3% of the outstanding Shares. Of the shares of Common Stock beneficially owned, VI Management has the right to acquire 79,030 shares of Common Stock within 60 days of February 17, 2011 upon the exercise of warrants.

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 2,823,325

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 2,823,325

Please see Attachment A for additional information.

CUSIP No. 695127 100	13D	Page 13 of 16 Pages

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Amended and Restated Investor Rights Agreement

The Reporting Persons and certain other stockholders (collectively, the “Holders”) of the Issuer have entered into an Investors’ Rights Agreement dated March 23, 2007 (the “Investor Rights Agreement”) with the Issuer. Subject to the terms of the Investor Rights Agreement, holders of shares having registration rights (“Registrable Securities”) can demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing.

Demand and Form S-3 Registration Rights. Subject to specified limitations, the Holders of at least thirty percent of the Issuer’s preferred stock having registration rights may demand that the Issuer register all or a portion of its Registrable Securities under the Securities Act. The Issuer is not obligated to file a registration statement pursuant to this provision:

•	until 180 days after the completion of the IPO; and

•	on more than three occasions.

In addition, the Holders of the Issuer’s Registrable Securities may demand that the Issuer register on Form S-3 all or a portion of the Registrable Securities held by them. The Issuer is not obligated to file a Form S-3 pursuant to this provision on more than two occasions in any 12-month period.

Incidental Registration Rights. If at any time after the completion of the IPO the Issuer proposes to file a registration statement to register any of the Issuer’s securities under the Securities Act, either for its own account or for the account of any of its stockholders, the holders of the Issuer’s Registrable Securities are entitled to notice of registration and are entitled to include their shares of common stock in the registration.

Limitations and Expenses. In the event that any registration in which the holders of Registrable Securities participate pursuant to the Investor Rights Agreement is an underwritten public offering, the number of Registrable Securities to be included may, in specified circumstances, be limited due to market conditions. Pursuant to the Investor Rights Agreement, the Issuer is required to pay all registration expenses, including the fees and expenses of one counsel to represent the selling holders, other than any underwriting discounts, selling commissions and similar discounts relating to underwriters or commissions related to sales, related to any demand or incidental registration. The Issuer is also required to indemnify each participating holder with respect to each registration of Registrable Securities that is effected.

Lock-up Agreements

The Reporting Persons, along with the Issuer’s officers and directors and the holders of substantially all its outstanding shares of capital stock have agreed with the underwriters of its IPO, subject to certain exceptions, not to dispose of or hedge any of their Common Stock or securities convertible into or exchangeable for shares of Common Stock for a period through the date 180 days after February 3, 2011, as modified as described below, except with the prior written consent of Barclays Capital Inc. and Piper Jaffray & Co. on behalf of the underwriters.

The 180-day restricted period will be automatically extended or reduced under the following circumstances: (1) during the last 17 days of the 180-day restricted period, if the Issuer issues an earnings release or announces material news or a material event, the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event; or (2) prior to the expiration of the 180-day restricted period, if the Issuer announces that it will release earnings results or other material news during the 16-day period following the last day of the 180-day period, the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or other material news.

CUSIP No. 695127 100	13D	Page 14 of 16 Pages

Other than as described in this Statement, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

ITEM 7.	Material to be Filed as Exhibits.

The following documents are filed as Exhibits to this statement:

Exhibit Number	Description

99.1	Joint Filing Undertaking

99.2	Investors’ Rights Agreement, dated March 23, 2007, among the Registrant and the parties named therein (Incorporated by reference to Exhibit 10.3 of the Issuer’s Registration Statement of Form S-1 (File No. 333-170245), filed with the Securities and Exchange Commission (the “SEC”) on November 1, 2010).

99.3	Form of Warrant to Purchase Common Stock, dated January 22, 2009 (Incorporated by reference to Exhibit 10.34 of the Issuer’s Registration Statement on Form S-1 (File No. 333-170245), filed with the SEC on November 1, 2010.

99.4	Form of Warrant to Purchase Common Stock, dated December 29, 2010 (Incorporated by reference to Exhibit 10.30 of the Issuer’s Registration Statement on Form S-1 (File No. 333-170245), filed with the SEC on January 3, 2011.

CUSIP No. 695127 100	13D	Page 15 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2011

Sanderling Venture Partners VI, L.P.
Sanderling Ventures Management VI
Sanderling VI Beteiligungs GmbH & Co. KG
Sanderling VI Limited Partnership
Sanderling Venture Partners VI Co-Investment Fund, L.P.
Middleton, McNeil, Mills & Associates, VI, LLC

By:	/s/ Fred A. Middleton
Fred A. Middleton, Managing Partner

CUSIP No. 695127 100	13D	Page 16 of 16 Pages

ATTACHMENT A

Mr. Middleton is a managing director of Middleton, McNeil, Mills & Associates VI, LLC, which has the ultimate voting and investment power over shares held of record by Sanderling Venture Partners VI, L.P., Sanderling VI Beteiligungs GmbH & Co. KG, Sanderling VI Limited Partnership and Sanderling Venture Partners VI Co-Investment Fund, L.P. and he may be deemed to have voting and investment power over shares held of record by Sanderling Venture Partners VI, L.P., Sanderling VI Beteiligungs GmbH & Co. KG, Sanderling VI Limited Partnership and Sanderling Venture Partners VI Co-Investment Fund, L.P. Mr. Middleton is the owner of Sanderling Ventures Management VI and he may be deemed to have voting and investment power over shares held of record by Sanderling Ventures Management VI. Mr. Middleton disclaims beneficial ownership over the shares held by Sanderling Ventures and its affiliates, except to the extent of his pecuniary interest therein.